CANARY WHARF
GROUP PLC

82-4997

04024896

JRG/AM/2863
29 April 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of notification of documents lodged with the UKLA, notifications of major interests in shares, blocklisting return, and offer updates.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

dlw 5/6

AMartin

for

J R Garwood
Group Company Secretary

Canary Wharf Group - Holding(s) in Company

RNS Number:8509W
Canary Wharf Group PLC
23 March 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 22 March 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at close of business on 19 March 2004, UBS Investment Bank ("UBS-IB") had an interest in 39,604,544 ordinary shares of the Company (representing 6.77%* of the Company's issued share capital).

It was further noted that the interests are held by UBS-IB as beneficial owner in the ordinary course of its trading activities and include 34,380,941 ordinary shares of the Company (representing 5.87%* of the Company's issued share capital) held for hedging purposes in relation to contracts for difference entered into with clients.

Note:

*As at 19 March 2004, the Company had an issued share capital of 585,008,225.

Dated: 23 March 2004

Contact for queries: Anna Marie Holland
020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEAKDDAFKLEFE

Canary Wharf Group - Holding(s) in Company

RNS Number:9528W
Canary Wharf Group PLC
25 March 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 24 and 25 March 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at close of business on 22 and 23 March 2004, UBS Investment Bank ("UBS-IB") was interested in 45,054,933 and 47,711,973 ordinary shares of the Company, representing 7.70%* and 8.16%* respectively of the Company's issued share capital.

It was further noted that, as at the dates mentioned above, the interests were held by UBS-IB as beneficial owner in the ordinary course of its trading activities and, included 39,834,889 (6.81%*) and 42,491,929 (7.26%*) ordinary shares of the Company respectively, held for hedging purposes in relation to contracts for difference entered into with clients.

In summary, as at close of business on 23 March 2004, being the latest notification received, UBS-IB were interested in 47,711,973 ordinary shares of the Company (representing 8.16%* of the Company's issued share capital).

Note:

*As at 22 and 23 March 2004, the Company had an issued share capital of 585,008,225.

Dated: 25 March 2004

Contact for queries: Anna Marie Holland
020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEAKDSAEELEFE

Canary Wharf Group - Interim Statement 31 Dec 2003

RNS Number:2297X
Canary Wharf Group PLC
01 April 2004

Doc. Re. Interim Statement for the six months ended 31 December 2003

Canary Wharf Group plc

Documents lodged with the UK Listing Authority

Pursuant to paragraphs 9.31 and 9.32 of the Listing Rules, Canary Wharf Group plc confirms that two copies of the Interim Statement for the six months ended 31 December 2003 have been submitted to the UK Listing Authority.

The document will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: (020) 7066 1000

Dated: 1 April 2004

Contact for queries:

Anna Marie Holland Tel No: 020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

END

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Tel: +44 (0)20-7496 0055 Fax: +44 (0)20-7847 1719
http://www.hemscott.net

Canary Wharf Group - Holding(s) in Company

RNS Number:3013X
Canary Wharf Group PLC
02 April 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 1 April 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at close of business on 31 March 2004, UBS Investment Bank ("UBS-IB") had an interest in 46,445,325 ordinary shares of the Company (representing 7.93%* of the Company's issued share capital).

It was further noted that the interests are held by UBS-IB as beneficial owner in the ordinary course of its trading activities and include 45,157,696 ordinary shares of the Company (representing 7.72%* of the Company's issued share capital) held for hedging purposes in relation to contracts for difference entered into with clients.

Note:

*As at 31 March 2004, the Company had an issued share capital of 585,008,225.

Dated: 2 April 2004

Contact for queries: Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEALLAESPLEFE

Canary Wharf Group - Offer Update

RNS Number:4614X
Canary Wharf Group PLC
07 April 2004

CANARY WHARF GROUP PLC

OFFER UPDATE

The Independent Committee of Canary Wharf Group plc ("Canary Wharf") welcomes the Panel Executive's rules establishing an orderly process for the closing stages of the offer period. These rules further promote the aims of the Independent Committee (i) to achieve the best offer for Canary Wharf shareholders and (ii) to maintain a level-playing field between offerors. The City Code does not make detailed provision for competing offers for a company where one proceeds by way of a scheme of arrangement and the other as a conventional offer. Difficult issues arise in these circumstances and the rules have taken a considerable period of time to agree.

In summary, the process envisaged by the rules is as follows:

- the latest time by which either bidder will be permitted to announce a revised offer (other than in accordance with the auction procedure set out in the rules) will be 5.00 p.m. on Tuesday 13 April;

- under the auction procedure set out in the rules, if neither bidder revises its offer on Wednesday 14 April, no further revisions will be permitted;

- if either of the bidders revises its offer on Wednesday 14 April but neither bidder revises its offer on Thursday 15 April, the auction process will end and no further revisions will be permitted;

- if there is a further revision on Thursday 15 April by either bidder, then the auction process will continue until Friday 16 April, which will be the last opportunity for the bidders to revise their offers;

- if, at the end of the auction process, the offer by Silvestor UK Properties Limited ("Silvestor") is still structured as a scheme, CWG Acquisition Limited ("CWGA") may keep its offer open for acceptance for seven days following the scheme meetings, which are scheduled to be held on 27 April.

If either bidder announces a revised offer, it will then have seven days to post its offer documentation to Canary Wharf shareholders and its revised offer must be open for at least fourteen days from the date of posting. There can be no assurance that either bidder will revise the terms of its current offer.

The Independent Committee has sought to ensure that if, at the end of the auction process, the superior offer is still structured as a scheme, it will be capable of being approved by shareholders and successfully implemented. The rules therefore provide that if CWGA's offer has not already become wholly unconditional before the scheme meetings, and Silvestor's offer is approved, CWGA's offer will lapse (except with the consent of the Panel). Alternatively, if Silvestor's offer is not approved at the scheme meetings, and provided that CWGA has extended its offer beyond this date (as permitted by the rules), CWGA's offer will still be available to shareholders.

Shareholders should note that a revised offer from a bidder need not be superior to any offer made by the other bidder. During the auction procedure, formula

details. The Panel reserves the discretion to amend the rules if appropriate.

Enquiries

Lazard Tel: 020 7187 2000

(Financial adviser to the Independent Committee of Canary Wharf)

William Rucker

Maxwell James

Cazenove Tel: 020 7588 2828

(Financial adviser to the Independent Committee of Canary Wharf and joint broker to Canary Wharf)

Duncan Hunter

Richard Cotton

Credit Suisse First Boston Tel: 020 7888 8888
(Joint broker to Canary Wharf)
George Maddison

Richard Crawley

Brunswick Tel: 020 7404 5959

(Public relations adviser to Canary Wharf)

James Bradley

Fiona Laffan

Lazard & Co., Limited ("Lazard") is acting for the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of Lazard nor for providing advice in connection with offers for Canary Wharf.

Cazenove & Co. Ltd ("Cazenove") is acting for the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of Cazenove nor for providing advice in connection with offers for Canary Wharf.

Credit Suisse First Boston (Europe) Limited ("CSFB") is acting for the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of CSFB nor for providing advice in connection with offers for Canary Wharf.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - S.198 Notification

RNS Number:5331X
Canary Wharf Group PLC
08 April 2004

Canary Wharf Group PLC
8 April 2004

The Company was notified on 7 April, 2004 pursuant to Sections 198 to 202 of the Companies Act 1985 (the "Act") that at that date

1. GF Investments II, L.L.C held 46,096,888 ordinary shares of 1p each in the capital of Canary Wharf Group PLC
and

2. Chichester Offshore Limited held 3,045,300 ordinary shares of 1p each in the capital of Canary Wharf Group PLC

These notifications arose because of the rematerialisation of these shares from the Crest System. The beneficial ownership of the shares referred to in these notifications remains unchanged.

The Company has also received notification dated 7 April, 2004 that the notifiable interest of the Goldman Sachs Group Inc. has dropped to 38,969,350. This interest arises by reason of attribution only.

The Goldman Sachs Group, Inc acted as nominee for 40,142,188 of the shares referred to in the notifications sent on behalf on GF Investments II, LLC, and Chichester Offshore Limited.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Circ re. increased offer

RNS Number:6208X
Canary Wharf Group PLC
14 April 2004

Doc. Re. Circular to Shareholders

Canary Wharf Group plc

Documents lodged with the UK Listing Authority

Pursuant to paragraphs 9.31 and 9.32 of the Listing Rules, Canary Wharf Group plc (the "Company") confirms that two copies of the Second Supplemental Circular to shareholders containing details of the further increased recommended offer by Silvestor UK Properties Limited for the Company have been submitted to the UK Listing Authority.

The document will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: (020) 7066 1000

Dated: 14 April 2004

Contact for queries:

Anna Marie Holland Tel No: 020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

END

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Canary Wharf Group - Offer Update

RNS Number:6276X
Canary Wharf Group PLC
15 April 2004

CANARY WHARF GROUP PLC

OFFER UPDATE

The Independent Committee of Canary Wharf Group plc ("Canary Wharf") notes the revised offer of 292.5 pence from Silvestor UK Properties Limited ("Silvestor") and the introduction by CWG Acquisition Limited ("CWGA") of a loan note alternative to its offer of 275 pence. Following these revisions, either Silvestor or CWGA may now revise its offer by 5.00 p.m. today. If neither bidder announces a further revision at 5.00 p.m. today, the auction process will end. If there is a further revision today by either bidder, then the auction process will continue until 5.00 p.m. tomorrow, Friday 16 April, which will be the last opportunity for the bidders to revise their offers.

The Independent Committee will make a further announcement as appropriate.

Enquiries

Lazard	Tel:	020 7187 2000
(Financial adviser to the Independent Committee of Canary Wharf)		
William Rucker		
Maxwell James		
Cazenove	Tel:	020 7588 2828
(Financial adviser to the Independent Committee of Canary Wharf and joint broker to Canary Wharf)		
Duncan Hunter		
Richard Cotton		
Credit Suisse First Boston	Tel:	020 7888 8888
(Joint broker to Canary Wharf)		
George Maddison		
Richard Crawley		
Brunswick	Tel:	020 7404 5959
(Public relations adviser to Canary Wharf)		
James Bradley		
Fiona Laffan		

Lazard & Co., Limited ("Lazard") is acting for the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of Lazard nor for providing advice in connection with offers for Canary Wharf.

Cazenove & Co. Ltd ("Cazenove") is acting for the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of Cazenove nor for providing advice in connection with offers for Canary Wharf.

Credit Suisse First Boston (Europe) Limited ("CSFB") is acting for the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of CSFB nor for providing advice in connection with offers for Canary Wharf.

END

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Canary Wharf Group - Holding(s) in Company

RNS Number:6822X
Canary Wharf Group PLC
16 April 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 15 April 2004 pursuant to Section 198 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that, as at 13 April 2004, Cater Allen International Limited had an interest in 23,911,145 ordinary shares of the Company (representing 4.08%* of the Company's issued share capital).

It was further noted that the holding had arisen from stock loan transactions carried out under the relevant approved documentation as a principal trading member of the London Stock Exchange.

Note:

*As at 13 April 2004, the Company had an issued share capital of 585,008,225.

Dated:

16 April 2004

Contact for queries:

Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland, Assistant Company Secretary, Canary Wharf Group plc

END

HOLEAELKFEPLEFE

Canary Wharf Group - Blocklisting Interim Review

RNS Number:7525X
Canary Wharf Group PLC
19 April 2004

BLOCKLISTING 12 MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
CANARY WHARF GROUP PLC

2. Name of schemes
A. Canary Wharf Company Share Option Plan
B. Canary Wharf Group plc 1997 Executive Share Option Scheme
C. The Canary Wharf Long Term Incentive Plan

3. Period of return:
From 1 April 2003 To 1 April 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under schemes
A.)

B.) 2,727,819

C.)

5. Number of shares issued / allotted under schemes during period:
A. NIL

B. NIL
C. NIL

6. Balance under schemes not yet issued / allotted at end of period
A.)
B.) 2,727,819*
C.)

*To 1 April 2003 options over 1,191,297 shares lapsed as follows:

A. 16,077
B. 1,089,931

C. 85,289

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
4,897,328 19 April 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records
585,008,225 Ordinary Shares

Contact for queries
Name Anna Marie Holland
Address One Canada Square, Canary Wharf, London, E14 5AB
Telephone 020 7537 5396

Name Anna Marie Holland
Position Assistant Company Secretary
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Canary Wharf Group - Holding(s) in Company

RNS Number:7857X
Canary Wharf Group PLC
20 April 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

Canary Wharf Group plc (the "Company") was notified on 19 April 2004 pursuant to Sections 198-202 of the Companies Act 1985 (the "Act") that, as at that date, Daniel Sklarin was interested in 35,862,475 ordinary shares of the Company (the "Shares") representing 6.13%* of the Company's issued share capital.

This notification arose because of the rematerialisation of 35,042,475 of the Shares from the Crest system. The beneficial ownership of the Shares remains unchanged.

The Company was also notified on 19 April 2004 that as at close of business on 14 April 2002 The Goldman Sachs Group, Inc. no longer had a disclosable interest in the ordinary shares of the Company.

Note:

*As at 14 and 19 April 2004, the Company had an issued share capital of 585,008,225.

Dated:

20 April 2004

Company official making announcement:

Anna Marie Holland

Assistant Company Secretary

Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEAELEAAKLEFE

Canary Wharf Group - Response to CWGA Offer

RNS Number:1361Y
Canary Wharf Group PLC
29 April 2004

RESPONSE TO CWGA OFFER

Sir Martin Jacomb, Chairman of the Independent Committee of Canary Wharf Group plc ("Canary Wharf"), has today written to Canary Wharf Shareholders giving the Independent Committee's response to the CWGA Offer which was posted to Canary Wharf Shareholders on 23 April 2004. The full text of this letter is set out below.

Introduction

In the last week you should have received two sets of documents, one from Songbird Acquisition Limited ("Songbird") and one from CWG Acquisition Limited ("CWG Acquisition"), relating to their final offers for Canary Wharf. The purpose of this letter is to explain why the Independent Committee is recommending that you accept the Songbird Offer and that you do not accept the CWGA Offer. The Independent Committee has based its recommendation primarily on the cash available under the two offers. However, given the confusing nature of some of the documentation, we have set out below a simple comparison of the two offers to show why we believe the Songbird Offer is superior to the CWGA Offer.

The table below compares, for the two offers, on a per share basis: (i) the cash consideration available; and (ii) consideration in the form of cash plus the guaranteed entitlement to listed shares.

		SONGBIRD OFFER	CWGA OFFER
(i)	All Cash	295.0 pence	275.0 pence
(ii)	Cash and listed shares		
	Entitlement to listed shares	In lieu of 57.0 pence in cash, 0.57 of a Class B Share	In lieu of 29.3 pence in cash, 1.2991 Class A Shares
	Valuation of shares	100 pence*	28.6 pence*
	Cash	238.0 pence	245.7 pence
	Shares	57.0 pence	37.2 pence
	TOTAL	295.0 pence	282.9 pence

* The table above values the listed share components of each offer in accordance with the valuation by the financial advisers to each of the bidders. Under the Songbird Offer, MSREF and its co-investors are subscribing for Class A Shares in Songbird Estates plc at the same price as the valuation of the Class B Shares. Under the CWGA Offer, Brascan and the members of its consortium are subscribing for equity in CWG Acquisition at a price equivalent to 25 pence per Thames River Share. CWG Acquisition's advisers, Deutsche Bank and Merrill Lynch, have valued the Thames River Shares of both classes being offered by CWG Acquisition to Canary Wharf Shareholders at 28.6 pence each. This valuation is described below. If the Thames River Shares were to be valued at Brascan's equivalent subscription price of 25 pence each (rather than 28.6 pence each) then the value of CWG Acquisition's cash and listed share offer as shown in the table above would decrease to 278.2 pence.

The offers from Songbird and CWG Acquisition each incorporate an unlisted share alternative whereby Canary Wharf Shareholders may elect to receive unlisted shares in Songbird Estates plc and Thames River respectively. Under the Songbird Offer, Canary Wharf Shareholders may elect to receive unlisted Class C Shares in lieu of listed Class B Shares but subject to this, the overall value of the offer is the same. Under the CWGA Offer, the value of the basic entitlement to cash and unlisted class B Thames River Shares would be 278.5 pence on the basis of the Deutsche Bank and Merrill Lynch valuation of 28.6 pence per Thames River Share (as disclosed in CWG Acquisition's announcement on 26 April 2004) or 276.4 pence based on Brascan's equivalent subscription price of 25 pence per Thames River Share.

Valuation of the Thames River Shares

The valuation by Deutsche Bank and Merrill Lynch of 28.6 pence per Thames River

described in more detail below. The valuation relies on CWG Acquisition's proposed business plan, which has not been disclosed to the Independent Committee and the Independent Committee does not, therefore, express any opinion on either the valuation or the business plan. The Class B Shares which are being offered by Songbird have been underwritten for cash at the same price at which they have been valued by Songbird's financial advisers. The Thames River Shares, on the other hand, are not being underwritten for cash for an amount equal to the value ascribed to them by CWG Acquisition's financial advisers.

The "put feature" is exercisable by Thames River and not by individual shareholders. It requires the approval of both the class A and the class B Thames River shareholders in separate class meetings. The interests and identity of the two classes of shareholders could well be different from one another. The effect of this "put feature", if exercised, would be to realise in 3 years' time proceeds equivalent to 25 pence per Thames River share or 305 pence per Canary Wharf Share for no more than half of the CWG Acquisition Shares issued to Thames River.

Availability of Thames River Shares

The Revised CWGA Offer Document also refers to a figure of 348 pence per Canary Wharf Share. This assumes a shareholder receives his consideration entirely in the form of Thames River Shares and is based on the valuation by Deutsche Bank and Merrill Lynch of 28.6 pence per Thames River Share. For a Canary Wharf Shareholder to receive more Thames River Shares than the basic entitlement under the share alternatives requires other Canary Wharf Shareholders to give up their entitlement to Thames River Shares, either wholly or in part. Even if Thames River Shares were to become available in this way, consideration entirely in the form of Thames River Shares would only be available to holders of a maximum of 15.4 per cent. of Canary Wharf Shares which would require holders of the remaining 84.6 per cent. of Canary Wharf Shares to elect to receive all cash at 275 pence per share. The Independent Committee believes that it is highly unlikely that shareholders (other than shareholdings associated with Brascan and Paul Reichmann, who have already accepted CWG Acquisition's cash offer with a view to reinvesting the proceeds) wishing to receive cash for their Canary Wharf Shares would elect to receive 275 pence from CWG Acquisition rather than 295 pence from Songbird.

In the Independent Committee's view, the figure of 348 pence quoted by CWG Acquisition is hypothetical: it is not available to all shareholders but only in respect of a maximum of 15.4 per cent. of Canary Wharf Shares. Shareholders should not proceed in the expectation that, if they accept the CWGA Offer and elect to receive only Thames River Shares, they will receive consideration with a value of 348 pence per Canary Wharf Share.

Conclusion

The Independent Committee, which has been so advised by Cazenove and Lazard, regards the CWGA Offer as inferior to the Songbird Offer. Accordingly, the Independent Committee recommends that you do not accept the CWGA Offer. The Independent Committee is recommending you to accept the Songbird Offer.

If you have already accepted the CWGA Offer, you are recommended to withdraw your acceptance by writing to Computershare Investor Services PLC, P.O. Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ.

The Independent Committee regards the Songbird Offer as a very attractive outcome for Canary Wharf Shareholders. For the Songbird Offer to succeed, Songbird requires acceptances in respect of more than 50 per cent. of Canary Wharf Shares on or before 21 May 2004. Unless this happens, the Songbird Offer will lapse and there is a risk that the share price will fall to a level significantly below Songbird's offer price. To ensure that the Songbird Offer succeeds, you should complete the form of acceptance which was posted to you with the Songbird Offer Document and return it to Capita IRG Plc, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH as soon as possible and in any event so as to be received by 1.00 p.m. (London time)/8.00 a.m. (New York time) on 21 May 2004. UNLESS SONGBIRD HAS RECEIVED ACCEPTANCES IN RESPECT OF MORE THAN 50 PER CENT. OF CANARY WHARF SHARES BY THIS DEADLINE, THE SONGBIRD OFFER WILL LAPSE.

ENQUIRIES

Lazard Tel: 020 7187 2000

(Financial adviser to the Independent Committee of Canary Wharf)

William Rucker

Maxwell James

Cazenove Tel: 020 7588 2828

(Financial adviser to the Independent Committee of Canary Wharf and joint broker to Canary Wharf)

Duncan Hunter

Richard Cotton

CSFB Tel: 020 7888 8888

(Joint broker to Canary Wharf)

George Maddison

Richard Crawley

Brunswick Tel: 020 7404 5959

(Public relations adviser to Canary Wharf)

James Bradley

Fiona Laffan

Lazard & Co., Limited ("Lazard") is acting for Canary Wharf and no one else in connection with the offers for Canary Wharf and will not be responsible to anyone other than Canary Wharf for providing the protections afforded to clients of Lazard nor for providing advice in connection with the offers for Canary Wharf.

Cazenove & Co. Ltd ("Cazenove") is acting for Canary Wharf and no one else in connection with the offers for Canary Wharf and will not be responsible to anyone other than Canary Wharf for providing the protections afforded to clients of Cazenove nor for providing advice in connection with the offers for Canary Wharf.

Credit Suisse First Boston (Europe) Limited ("CSFB") is acting for Canary Wharf and no one else in connection with the offers for Canary Wharf and will not be responsible to anyone other than Canary Wharf for providing the protections afforded to clients of CSFB nor for providing advice in connection with the offers for Canary Wharf.

END

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